Exhibit 4.3

STOCKHOLDERS AGREEMENT

of

ENOVATION CONTROLS, INC.

Dated as of             , 2014

- i -

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of             , 2014, among Enovation Controls, Inc., a Delaware corporation (the “Company”), and each Founder Entity (as defined below) listed on the signature pages hereto, and any other Person that may become a party to this Agreement after the date and pursuant to the terms hereof.

WHEREAS, concurrently with the effectiveness of this Agreement, the Company has consummated an initial Public Offering of its Class A common stock (the “IPO”); and

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Definitions.

“Act” has the meaning set forth in Section 3.5(a)(i).

“Affiliate,” with respect to (a) a Founder Entity, means (i) any Person that, directly or indirectly, through one or more intermediaries, is in control of, is controlled by, or is under common control with, such Founder Entity or (ii) any Person who is a general partner, manager, director or officer (A) of such Founder Entity or (B) of any Person described in clause (i) above, (b) the Company, means (1) any Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, the Company or (2) any Person who is a general partner, manager, director or officer of the Company. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) of a Person shall mean the power, directly or indirectly, (y) to vote fifty percent (50%) or more of the securities having ordinary voting power for the election of directors of such Person whether by ownership of securities, contract, proxy or otherwise, or (z) to direct or cause the direction of the management and policies of such Person whether by ownership of securities, contract, proxy or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means all applicable provisions of constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Regulatory Entity, any consents or approvals of any Regulatory Entity and any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Regulatory Entity.

“Board” has the meaning set forth in Section 2.1(a)(i).

“Brokers’ Transaction” has the meaning set forth in Section 3.1(b).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

“Class A Shares” means the Class A common stock, $0.00001 par value per share, of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Class B Shares” means the Class B common stock, $0.00001 par value per share, of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Code” has the meaning set forth in Section 3.6.

“Committee” has the meaning set forth in Section 2.2.

“Common Stock” means collectively the Class A Shares and the Class B Shares.

“Common Units” means the limited liability company interests of the LLC that are denominated as “Common Units” pursuant to the LLC Agreement.

“Company” has the meaning set forth in the preamble.

“Control Securities” means, at any time, shares of any class of securities of the Company entitled to vote generally on matters submitted to the stockholders of the Company for a vote.

“EControls Group” means EControls Group, Inc., a Texas corporation, together with any of its Permitted Transferees that as of any applicable time of determination owns Shares.

“EControls Group Nominee” has the meaning set forth in Section 2.1(a)(i)(A).

“Effective Time” has the meaning set forth in Section 4.2.

“Equity Securities” means any and all shares of Common Stock of the Company, securities of the Company convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

“Family Group” means for any individual, such individual’s current or former spouse, their respective parents, descendants of such parents (whether natural or adopted) and the spouses of such descendants, and any trust, limited partnership, corporation or limited liability company established solely for the benefit of such individual or such individual’s current or former spouse, their respective parents, descendants of such parents (whether natural or adopted) or the spouses of such descendants.

“Founder Entities” means EControls Group and Murphy Group.

“Founder Entity Nominees” has the meaning set forth in Section 2.1(a)(i)(B).

“Group” has the meaning assigned to such term in section 13(d)(3) of the Exchange Act.

“Hedging Transaction” has the meaning set forth in Section 3.1.

“Immediate Family” means, with respect to any natural person, each of such person’s lineal descendants and ancestors, spouse, brothers, and sisters, including adoptive relationships, or any trust or entity formed for estate planning purposes or a private foundation for the benefit of the foregoing Persons.

“Independent Director” means an “independent director” as such term is defined from time to time in the corporate governance rules for NYSE-listed companies.

“IPO” has the meaning set forth in the recitals.

“Joint Nominee” has the meaning set forth in Section 2.1(a)(i)(C).

“LLC” means Enovation Controls, LLC, an Oklahoma limited liability company.

“LLC Agreement” means the Second Amended and Restated Operating Agreement of Enovation Controls, LLC, dated as of             , 2014.

“Murphy Group” means Murphy Group, Inc., an Oklahoma corporation, together with any of its Permitted Transferees that as of any applicable time of determination owns Shares.

“Murphy Group Nominees” has the meaning set forth in Section 2.1(a)(i)(B).

“Necessary Action” means, with respect to a specified result, (a) voting, providing written consent or a proxy, in each case, with respect to Control Securities, (b) calling and attending meetings in person or by proxy for purposes of obtaining a quorum and/or (c) not taking any actions to frustrate the intent of this Agreement.

“Original Agreement” has the meaning set forth in the recitals.

“Permitted Transferee” has the meaning set forth in Section 3.1(a).

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Prospective Purchaser” has the meaning set forth in Section 3.2(a).

“Public Offering” means an offering of the Class A Shares pursuant to a registration statement filed in accordance with the Securities Act.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of             , 2014, among the Company, EControls Group, Murphy Group and the other stockholders of the Company named on the signature pages thereto.

“Regulations” has the meaning set forth in Section 3.5(a)(i).

“Regulatory Entity” means any federal, state, local or foreign court, legislative, executive or regulatory authority or agency, including (without limitation) any exchange upon which Equity Securities of the Company are listed.

“Restricted Securities” has the meaning set forth in Section 3.1(a).

“Rule 144” means Rule 144 under the Securities Act (or any successor rule).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

“Shares” means issued and outstanding shares of Common Stock (as adjusted for stock splits, stock dividends, reclassifications, recapitalizations and similar transactions).

“Subsidiary” means each Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing more than 50% of the outstanding capital stock or other equity interests.

“Tag-Along Notice” has the meaning set forth in Section 3.2(a).

“Tag-Along Notice Period” has the meaning set forth in Section 3.2(c).

“Tag-Along Offeree” has the meaning set forth in Section 3.2(a).

“Tagging Persons” has the meaning set forth in Section 3.2(c).

“Tag-Along Response Notice” has the meaning set forth in Section 3.2(c).

“Tag-Along Sale” has the meaning set forth in Section 3.2(a).

“Tag-Along Securities” has the meaning set forth in Section 3.2(a).

“Tag-Along Selling Stockholder” has the meaning set forth in Section 3.2(a).

“Transfer” means, directly or indirectly, to sell, transfer, assign, exchange, pledge, encumber, hypothecate, grant a participation or security interest in, or otherwise dispose of, either with or without consideration, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, exchange, pledge, encumbrance, hypothecation, grant or other disposition of, any Equity Securities owned by a Person or any interest (including but not limited to a beneficial interest) in any Equity Securities owned by a Person. The terms “Transfer,” “Transferred” and other forms of the word “Transfer” shall have the correlative meanings.

“Transferee” means any Person to whom any Founder Entity or any Transferee thereof Transfers Equity Securities of the Company in accordance with the terms hereof.

“Transfer Restriction Period” has the meaning set forth in Section 3.1(a).

1.2 Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears. All references herein to the preamble, recitals,

Articles and Sections shall be deemed references to the preamble, recitals, Articles and Sections of this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall mean “including without limitation.” The definitions given for terms in this Article 1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE 2

GOVERNANCE AND MANAGEMENT OF THE COMPANY

2.1 Board of Directors.

(a) Board Nominees.

(i) Number of Directors. Subject to Section 2.1(a)(ii) and Section 2.1(a)(iii) and any rights of the holders of shares of any class or series of preferred stock of the Company to elect additional members to the board of directors of the Company (the “Board”), the Founder Entities and the Company shall take all Necessary Action to cause the Board to be comprised of eight directors (or such other number, not less than five, as the Board may agree), which shall include:

(A) two persons designated by EControls Group (the “EControls Group Nominees”), who shall initially be Kennon Guglielmo and                     ;

(B) two persons designated by Murphy Group (the “Murphy Group Nominees,” and collectively with the EControls Group Nominees, the “Founder Entity Nominees”), who shall initially be Frank W. Murphy III and                     ; and

(C) one person designated jointly by the Econtrols Group and the Murphy Group (the “Joint Nominee”), who shall initially be                     .

Notwithstanding the foregoing, (i) if a Founder Entity ceases to beneficially own at least 10% of the Shares, it shall only have the right to nominate to the Board one designee as well as the Joint Nominee pursuant to clause (C) above and (ii) if a Founder Entity ceases to beneficially own at least at least 5% of the Shares, it shall not be entitled to nominate to the Board any designees, and in such event the Founder Entities shall no longer have the right to nominate the Joint Nominee.

(ii) Compliance with Law. If the membership of the Board (or Committees) as designated in accordance with Section 2.1(a)(i) would not comply with the requirements of Applicable Law, the Company and the Founder Entities will take all Necessary Action to cause the size of the Board to increase to the extent necessary to allow the Company to comply with Applicable Law with respect to the composition of the Board (and Committees), and the directors shall elect Independent Directors to fill each of the vacancies created by such increase.

(iii) Election of Directors. In advance of each meeting of its stockholders at which directors are to be elected, the Company shall include any Founder Entity

Nominees and Joint Nominee designated for election or reelection at such meeting in its slate of nominees in the proxy materials it distributes to its stockholders, and shall recommend that the Company’s stockholders vote in favor of such Founder Entity Nominees and Joint Nominee.

(b) Removal and Replacement of Directors. If any Founder Entity provides notice to any other Founder Entity that it desires to remove one or more of its Founder Entity Nominees or the Joint Nominee from the Board, such Founder Entity receiving notice shall take all Necessary Action requested to effect such removal. No Founder Entity Nominee may be removed from the Board without the consent of the Founder Entity that designated such Founder Entity Nominee unless such Founder Entity Nominee (i) is convicted (including any plea of guilty or nolo contendere) of a misdemeanor involving moral turpitude or a felony, (ii) materially violates fiduciary duties owed to the Company, as determined by the Board or (iii) commits an act that constitutes intentional misconduct, bad faith or an intentional violation of law in respect of his position as a director. If a vacancy is created on the Board or a Committee as a result of the death, disability, retirement, resignation or removal of any Founder Entity Nominee, except pursuant to the last sentence Section 2.1(a)(i) , then the Founder Entity that designated such Founder Entity Nominee shall have the right to designate such person’s replacement, who shall serve in the same class of directors. If a vacancy is created on the Board or a Committee as a result of the death, disability, retirement, resignation or removal of the Joint Nominee, except pursuant to the last sentence Section 2.1(a)(i), the Founder Entities shall jointly have the right to designate such person’s replacement, who shall serve in the same class of directors.

2.2 Committees of the Board. The Board may establish any committees of the Board as the Board shall approve (each, a “Committee”), with such authority as the Board shall so determine from time to time. For so long as a Founder Entity is entitled under this Article 2 to designate any Founder Entity Nominees, such Founder Entity shall have the right to nominate one director to serve on each of the Compensation Committee and the Nominating and Corporate Governance Committee or any other committee with comparable responsibilities to the aforementioned committees.

2.3 Fees and Expenses.

(a) Director Fees. No Founder Entity Nominee who is also an employee of the Company or any Company Subsidiary shall be paid any fee for serving as a director or member of any Committee.

(b) Expenses. The Company shall cause each non-employee Founder Entity Nominee and the Joint Nominee serving on the Board, any Committees or any Company Subsidiary board to be reimbursed for all reasonable out-of-pocket costs and expenses incurred by him or her in connection with such service, including reasonable travel, lodging and meal expenses.

(c) Indemnification. The Company shall enter into an agreement, in substantially the form filed as an exhibit to the Registration Statement relating to the Company’s IPO, to indemnify each Founder Entity Nominee and the Joint Nominee for liabilities in respect of his or her service as a director and, if applicable, officer.

2.4 Approvals. For so long as the Founder Entities collectively own not less than 25% of the Shares as of any applicable time of determination, then, for so long as the (i) EControls

Group owns not less than 5% of the Shares as of any applicable time of determination, without the prior written consent of EControls Group and (ii) Murphy Group owns not less than 5% of the Shares as of any applicable time of determination, without the prior written consent of the Murphy Group, the Company shall not, and each Founder Entity shall take all Necessary Action to cause the Company not to, take any of the following actions:

(a) any merger, recapitalization, issuance of Control Securities or other adjustment in voting rights, in one or any series of related transactions, if following such event, the Founder Entities would not together have sufficient voting power or otherwise be entitled to elect a majority of the Board;

(b) any sale of all or substantially all the assets of the LLC or the Company, in each case in one or any series of related transactions;

(c) except in accordance with employee benefit programs approved by the Board and the issuance of Class A Shares upon an exchange of Common Units and Class B Shares in accordance with the LLC Agreement, any issuance by the Company or any Subsidiary of the Company of debt securities or Equity Securities;

(d) create any new class or series of shares of equity securities having rights, preferences or privileges senior to or on a parity with the Common Stock; or

(e) amend the certificate of incorporation, bylaws or equivalent organization documents of the Company or any Subsidiary of the Company in a manner that could reasonably be expected to adversely affect the rights of EControls Group or Murphy Group.

2.5 Certain Actions. Each Founder Entity shall take all Necessary Action to cause the election, removal and replacement of directors and members of Committees in the manner contemplated in, and otherwise give the fullest effect possible to the provisions of this Article 2.

ARTICLE 3

TRANSFERS/CERTAIN COVENANTS

3.1 Transfers of Shares.

(a) Until the earlier of (i) the third anniversary of the Effective Time and (ii) the time when EControls Group and Murphy Group no longer collectively own at least 10% of the Shares (the “Transfer Restriction Period”), neither Founder Entity shall Transfer any of its Shares or Common Units (collectively, “Restricted Securities”) without the prior written consent of the other Founder Entity, except (A) in the case of Transfers to such Founder Entity’s Affiliate (including, in the case of any Founder Entity that is an entity, any distribution by such Founder Entities’ members, partners or shareholders (the “Member Owners”), and any related distributions by the Member’s Owners to their respective members, partners or shareholders) and (B) in the case of Transfers by the members, partners or shareholders of a Founder Entity to any member of its Family Group (the transferees in clauses (A) and (B) each a “Permitted Transferee”), (C) in connection with a proposed Tag Along Sale, (D) pursuant to such Founder Entity’s rights under the Registration Rights Agreement or (E) for bona fide hedging purposes not intended to circumvent the restrictions contained in this Section 3 (a “Hedging Transaction”).

(b) Any Permitted Transferee that after the Effective Time acquires Restricted Securities from a Founder Entity, other than in connection with a Public Offering, brokers transactions (within the meaning of Section 4(4) of the Securities Act (a “Brokers’ Transaction”)) or Hedging Transactions, shall, as a condition precedent to the Transfer of such Restricted Securities to such Transferee, (i) become a party to this Agreement by completing and executing a signature page hereto (including the address of such party), (ii) represent in writing to the Company that such Transfer was made in accordance with Applicable Law, and execute all such other agreements or documents as may reasonably be requested by the Company (which may include such other representations and warranties made by the Transferee to the Company as shall be reasonably requested by the Company), (iii) ensure with the transferring stockholders that any regulatory authorizations needed in connection with such Transfer are duly obtained, and (iv) deliver such signature page and, if applicable, other agreements and documents to the Company at its address specified in Section 4.11. Any Permitted Transferee shall, upon its satisfaction of such conditions and acquisition of Restricted Securities, be a member of the Founder Entity from which it received Restricted Securities for all purposes of this Agreement.

(c) Any Transfer or attempted Transfer of Restricted Securities in violation of any provision of this Agreement shall be void, and the Company shall give no effect thereto.

3.2 Tag-Along Rights.

(a) During the Transfer Restriction Period, if at any time any member of a Founder Entity (i.e., a Founder Entity and its Permitted Transferees) (a “Tag-Along Selling Stockholder”), proposes to effect a Transfer of any of its Restricted Securities to a Person (a “Prospective Purchaser”) other than (i) to a Permitted Transferee, (ii) pursuant to such Founder Entity’s rights under the Registration Rights Agreement or (iii) Hedging Transactions (the Restricted Securities subject to such proposed Transfer, the “Tag-Along Securities” and such Transfer, a “Tag-Along Sale”), then such Tag-Along Selling Stockholder shall promptly give written notice (the “Tag-Along Notice”) to each member of the other Founder Entity (each, a “Tag-Along Offeree”) and to the Company of the terms and conditions of such Tag-Along Sale.

(b) The Tag-Along Notice shall identify (i) the type and number of Tag-Along Securities, (ii) the consideration for which the Tag-Along Sale is proposed to be made, (iii) the name and address of each Prospective Purchaser, (iv) the proposed closing date for such Tag-Along Sale and (v) all other material terms and conditions of the Tag-Along Sale, including the form of the proposed agreement, if any, and a firm offer by each Prospective Purchaser.

(c) The Tag-Along Selling Stockholder shall not be permitted to Transfer any Tag-Along Securities unless and until each Tag-Along Offeree shall have been afforded the right, exercisable upon written notice (the “Tag-Along Response Notice”) to the Company and the Tag-Along Selling Stockholder within ten Business Days after the date of receipt by such Tag-Along Offeree of the Tag-Along Notice (the “Tag-Along Notice Period”), to participate in the sale of the Tag-Along Securities by the Tag-Along Selling Stockholder on the same terms and conditions under which the Tag-Along Selling Stockholder will sell its Tag-Along Securities in the Tag-Along Sale. Each such Tag-Along Offeree may sell all or any part of its pro rata portion of the Tag-Along Securities, where such pro rata portion is based on a fraction, the numerator of which is the number of Restricted Securities at the time beneficially owned by such Tag-Along Offeree and the denominator of which is the sum of (i) the total number of Restricted Securities then beneficially owned by all Tagging Persons and (ii) the total number of Restricted Securities beneficially owned by the Tag-Along Selling Stockholder. For purposes of this Section 3.2, Restricted Securities will be counted as follows: (A) each Class A Share will be counted as one (1) Restricted Security and (B) each Class B Share and Common Unit together will be counted as one (1) Restricted Security. The Tag-Along Response Notice shall include wire transfer instructions for payment of the purchase price for the Restricted Securities of the Tag-Along Offeree to be sold in such Tag-Along Sale. Delivery of the Tag-Along Response Notice shall constitute an irrevocable acceptance of the Tag-Along Offer by the Tag-Along Offerees that exercise their Tag-Along Rights hereunder (the “Tagging Persons”). In order to participate in a Tag-Along Sale, the Tagging Persons must agree to enter into and execute substantially identical agreements and documents as the Tag-Along Selling Stockholder enters into and executes in connection with the Tag-Along Sale, which agreements and documents may include, without limitation, provisions with respect to escrows, holdbacks, representations and warranties, covenants and indemnities, provided, however, that notwithstanding the foregoing, the Tagging Persons shall not be obligated to agree to any non-competition covenants.

(d) The Tag-Along Selling Stockholder shall use its reasonable best efforts to obtain the inclusion in the proposed Tag-Along Sale of all of the Restricted Securities that each of the Tagging Persons requested to have included in the Tag-Along Sale (as evidenced in the case of the Tag-Along Selling Stockholder by the Tag-Along Notice and in the case of each Tagging Person by such Tagging Person’s Tag-Along Response Notice). In the event the Tag-Along Selling Stockholder shall be unable to obtain the inclusion of all of the Restricted Securities in the proposed Tag-Along Sale, the number of Restricted Securities that may be included in the Tag-Along Sale by the Tag-Along Selling Stockholder and each Tagging Person shall be equal to the product determined by multiplying the number of Restricted Securities that the Prospective Purchaser is willing to purchase by a fraction, the numerator of which is the number of Restricted Securities at the time beneficially owned by the Tag-Along Selling Stockholder or Tagging Person, as applicable, and the denominator of which is the sum of (x) the total number of Restricted Securities then beneficially owned by all Tagging Persons and (y) the total number of Restricted Securities beneficially owned by the Tag-Along Selling Stockholder.

(e) The parties acknowledge that, under the terms of the certificate of incorporation of the Company and the LLC Agreement, a Class B Share may not be Transferred without a simultaneous Transfer of a Common Unit, and vice versa. The parties agree that the Restricted Securities to be sold by a Tagging Person pursuant to the exercise of Tag-Along Rights shall consist, to the greatest extent possible, of the same proportion of the type and class of Restricted Securities being sold by the Tag-Along Selling Stockholder. To the extent that a Tagging Person is unable to sell the same proportion of the type and class of Restricted Securities being sold by the Tag-Along Selling Stockholder, one Class B Share together with one Common Unit may be substituted for one Class A Share, and vice versa.

(f) The Tag-Along Selling Stockholder shall Transfer, or cause to be Transferred, on behalf of itself and the Tagging Persons, the Restricted Securities subject to the Tag-Along Offer and elected by the Tagging Person to be Transferred on the terms and conditions set forth in the Tag-Along Notice within 120 days after the expiration of the Tag-Along Notice Period. If within 120 days after the expiration of the Tag-Along Notice Period, the Tag-Along Sale has not been consummated, the Tag-Along Selling Stockholder shall (i) promptly return or destroy any documents in the possession of the Tag-Along Selling Stockholder executed or delivered by the Tagging Persons in connection with the proposed Tag-Along Sale, and (ii) not conduct any Transfer of any of the Tag-Along Securities or any of the Shares that the Tagging Persons requested to have included in the Tag-Along Sale without again complying with this Section 3.2.

(g) Concurrently with the consummation of the Tag-Along Sale, the Tag-Along Selling Stockholder shall (i) notify the Tagging Persons thereof, (ii) remit or cause to be remitted to the Tagging Persons the total consideration to be paid at the closing of the Tag-Along Sale for the Restricted Securities of the Tagging Persons Transferred pursuant thereto, with the cash portion of the purchase price paid by wire transfer of immediately available funds in accordance with the wire transfer instructions in the Tag-Along Response Notice, and (iii) promptly after the consummation of such Tag-Along Sale, furnish such other evidence of the completion and the date of completion of such Transfer and the terms thereof as may be reasonably requested by the Tagging Persons.

(h) If at the expiration of the Tag-Along Notice Period, any Tag-Along Offeree has not elected to participate in the Tag-Along Sale, such Tag-Along Offeree shall be deemed to have waived its rights under Section 3.2(a) with respect to, and only with respect to, the Transfer of its Restricted Securities pursuant to such Tag-Along Sale.

(i) All costs and expenses incurred by any Founder Entity or the Company in connection with any proposed Tag-Along Sale (whether or not consummated), including all attorneys’ fees and charges, all accounting fees and charges and all finders, brokerage or investment banking fees, charges or commissions, shall be borne by the party incurring such costs and expenses.

3.3 No Circumvention of Transfer Restrictions. Each Founder Entity agrees that the Transfer restrictions in this Agreement may not be avoided by the holding of Restricted Securities directly or indirectly through a Person that was formed solely for purposes of holding Restricted Securities, and undertaking a Transfer of equity securities of such Person, the principal purpose of which is to indirectly dispose of an interest in Restricted Securities free of such restrictions, if such Transfer results in a substantial ownership interest or controlling interest (direct or indirect) in the Company being held other than by such Person, whether directly or indirectly. Any Transfer of any Equity Securities, directly or indirectly, of a Person that was formed solely for purposes of holding Restricted Securities, the principal purpose of which Transfer was to dispose of (directly or indirectly) the Restricted Securities held by the Person, that results in a substantial ownership interest or controlling interest (direct or indirect) in the Company being held other than by such Person, whether directly or indirectly, shall be treated as being a Transfer of the Restricted Securities held by the applicable Founder Entity in violation of this Agreement.

3.4 Legend.

(a) All certificates and ownership statements representing the Restricted Securities held by each Founder Entity shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS [CERTIFICATE/STATEMENT] ARE SUBJECT TO A STOCKHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS [CERTIFICATE/STATEMENT] MAY BE

MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS [CERTIFICATE/STATEMENT], AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.”

(b) Upon the permitted sale of any Restricted Securities pursuant to (i) Section 3.1(a) or (ii) upon the termination of this Agreement, the certificates or ownership statements representing such Restricted Securities shall be replaced, at the expense of the Company, with certificates or instruments not bearing the legends required by this Section 3.4; provided that the Company may condition such replacement of certificates or ownership statements under clause (ii) upon the receipt of an opinion of securities counsel reasonably satisfactory to the Company; provided further that the legend be retained in the case of Transfers to a Permitted Transferee as defined in Section 3.1.

ARTICLE 4

MISCELLANEOUS

4.1 Termination. Subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Company and the Founder Entities as provided under Section 4.7:

(a) the provisions of Article 2 shall, with respect to each Founder Entity, terminate as provided in Article 2;

(b) the provisions of Article 3 shall terminate as provided in Article 3; and

(c) all other provisions of this Agreement shall survive its termination.

Nothing in this Agreement shall relieve any party from any liability for the breach of any obligations set forth in this Agreement.

4.2 Effective Time. This Agreement shall be effective upon the execution hereof by the Founder Entities and the consummation of the IPO (the time of such effectiveness, the “Effective Time”) provided, that if the IPO is not consummated on or prior to December 31, 2014, this Agreement shall become null and void ab initio.

4.3 Agreement Expenses. Each of the Founder Entities shall be reimbursed by the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by such Founder Entity in connection with and related to the negotiation and documentation of this Agreement.

4.4 Conflicts. Each of the parties covenants and agrees to vote their Control Securities and to take any other action reasonably requested by the Company or any Founder Entity to amend the Company’s bylaws and/or certificate of incorporation so as to avoid any conflict with the provisions hereof.

4.5 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things, and shall execute and deliver all such further agreements, certificates, instruments and documents, as any other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

4.6 No Founder Entity Duties. The Founder Entities agree, notwithstanding anything to the contrary in any other agreement or at law or in equity, that when any Founder Entity takes any action under this Agreement to give or withhold its consent, such Founder Entity shall have no duty (fiduciary or other) to consider the interests of the Company or the other Founder Entities and may act exclusively in its own interest and shall have no duty to act in good faith; provided that the foregoing shall in no way affect the obligations of the parties hereto to comply with the provisions of this Agreement.

4.7 Amendment; Waivers, etc. This Agreement may be amended, and the Company and any Founder Entity may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if and only if any such amendment, action or omission to act, has been approved by the Company, EControls Group and Murphy Group; provided that the approval of EControls Group or Murphy Group shall not be so required with respect to and in order to authorize the amendment, action or omission to act with respect to any Section of this Agreement for which such Founder Entity’s rights or obligations have been terminated pursuant to Section 4.1; provided further that the approval of the Company shall not be so required with respect to and in order to authorize the amendment, action or omission to act if the Company’s rights or obligations are not adversely affected thereby; provided further that this Agreement may not be amended in a manner that adversely and disproportionately affects the rights or obligations of any Founder Entity relative to the rights or obligations of the other Founder Entity, in each case without the consent of such Founder Entity. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any Founder Entity may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Founder Entity granting such waiver in any other respect or at any other time.

4.8 Assignment. Neither this Agreement nor any right or obligation arising under this Agreement may be assigned by any party without the prior written consent of the other parties, provided that any Founder Entity may assign all or a portion of its rights and obligations hereunder to any Person that either is, or becomes a Transferee that holds 20% or more of the Shares as a result of a transfer of Shares from such Founder Entity, provided that (i) the transfer is permitted under this Agreement and (ii) is not pursuant to a registered offering or a Hedging Transaction. Any Founder Entity assigning its rights pursuant to Section 2.1(a) of this Agreement shall provide prior notice to the Company of such assignment.

4.9 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

4.10 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

4.11 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed duly given (w) on the date of delivery if delivered personally, (x) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service, (y) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (z) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company:

Enovation Controls, Inc.

5311 South 122nd East Avenue

Tulsa, Oklahoma 74146

Attention: CEO

Facsimile: (918) 317-4265

(b)	if to the EControls Group:

EControls Group, Inc.

5757 Farinon Drive

San Antonio, Texas 78249

Attention: Kennon Guglielmo

Facsimile: (210) 590-7593

(c)	if to the Murphy Group, to:

Murphy Group, Inc.

5311 South 122nd East Avenue

Tulsa, Oklahoma 74146

Attention: Frank W. Murphy III

Facsimile: (918) 317-4265

4.12 Severability. Any term or provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, illegality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

4.13 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

4.14 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

4.15 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles or rules of conflicts of law to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the laws of another jurisdiction).

4.16 Consent to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

4.17 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.18 Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. In the event that the Company or one or more Founder Entities shall file suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to recover, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, including, without limitation, reasonable attorney’s fees and expenses.

4.19 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Stockholders Agreement by their authorized representatives as of the date first above written.

ENOVATION CONTROLS, INC.

By:
Name:	Patrick W. Cavanagh
Title:	Chief Executive Officer

ECONTROLS GROUP, INC.

By:
Name:	Kennon Guglielmo
Title:

MURPHY GROUP, INC.

By:
Name:	Frank W. Murphy III
Title:

[SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT]